UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, July 15, 2016

Re: Monthly Interest on Shareholders’ Equity

Dear Sirs,

On September 1, 2016, Banco Bradesco S.A., in conformity with the System for the Payment of Monthly Interest on Shareholders’ Equity, will pay interest on shareholders’ equity related to August/2016, in the amount of R$0.017249826 per common share and R$0.018974809 per preferred share to  shareholders of record on August 1, 2016 (declaration date and reference date for this right). The Company’s shares will be traded “ex-right” on interest from August 2, 2016 on.

Payment will be made in the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of fifteen percent (15%) withholding income tax, except for corporate shareholders that are exempt from said tax, who shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their registration and banking data up-to-date, by means of a credit in the current account and financial institution indicated by them. Those who do not have such data up-to-date must present themselves at a Bradesco branch of their choice bearing their individual taxpayer’s ID, identification document and proof of residence (utility bill) in order to update their registration data and receive the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), through the institutions and/or brokerage houses which keep their shareholding positions in custody.

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 15, 2016

BANCO BRADESCO S.A.

By:	/S/ Moacir Nachbar Junior
Moacir Nachbar Junior Executive Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.